# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Celularity Inc., CIK 0001752828
CUSIP: 151190204
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 170 Park Ave, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0001104659-26-039490
Filed by CIK 0002107059
Persons authorized to receive notices and communications: Philip & Daniele Barach Family, Philip A. Barach, Daniele Barach, 434 Surfview Drive, Pacific Palisades, California (CA), 90272, (818) 694-0182; Jay Coogan, Esquire, Pierson Ferdinand LLP, 1650 Market Street, 36th Floor, Philadelphia, Pennsylvania (PA), 19103, (267) 265-8598

## Reporting persons
- PHILIP & DANIELE BARACH FAMILY TRUST (CIK 0002107059): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 7,558,665; sole dispositive power 0; shared dispositive power 7,558,665; aggregate amount beneficially owned 7,558,665 (20.1% of the class)
- PHILIP A. BARACH (CIK 0002106805): type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,558,665; sole dispositive power 0; shared dispositive power 7,558,665; aggregate amount beneficially owned 7,558,665 (20.1% of the class)
- DANIELE BARACH (CIK 0002126385): type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,558,665; sole dispositive power 0; shared dispositive power 7,558,665; aggregate amount beneficially owned 7,558,665 (20.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Name of issuer: Celularity Inc.
Address of issuer's principal executive offices: 170 Park Ave, Florham Park, New Jersey (NJ), 07932
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 3, 2026 (the "Original Schedule 13D") by Philip & Daniele Barach Family Trust (the "Trust"), Philip A. Barach and Daniele Barach (each, a "Reporting Person" and collectively, the "Reporting Persons") relating to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Celularity Inc. (the "Company"). Except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used herein without definition have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 19, 2025, the Company and the Trust engaged in two financing transactions (collectively, the "Financing") pursuant to which the Company issued to the Trust a senior secured promissory note in the principal amount of $7,000,000 (the "Senior Note") and a convertible secured promissory note in the aggregate principal amount of $3,000,000 (the "Convertible Note" and, together with the Senior Note, the "Notes") and, in connection with the issuance of the Notes, issued to the Trust five-year warrants to purchase an aggregate of 3,707,457 shares of Class A Common Stock which are exercisable beginning on June 19, 2026 and have an exercise price of $2.00 per share, subject to adjustment as set forth therein.

Pursuant to the Convertible Note Purchase Agreement dated as of December 19, 2025 by and between the Company and the Trust under the terms of which the Company issued the Convertible Note to the Trust (the "Convertible Note Purchase Agreement"), the Trust also has the right to purchase additional convertible notes in up to two tranches of $1,000,000 each, containing terms identical to and issuable upon the same terms and conditions as the Convertible Note (each, an "Additional Convertible Note" and, together with the Convertible Note, the "Convertible Notes"). All of the Convertible Notes are or will be convertible into shares of Class A Common Stock at a conversion price of $1.66 per share, subject to adjustment as provided therein.

If the Additional Convertible Notes in the aggregate principal amount of up to $2,000,000 are issued at the election of the Trust, under the terms of the Convertible Note Purchase Agreement, the Company will issue to the Trust warrants to purchase an additional 839,160 shares of Class A Common Stock on terms identical to the warrants issued on December 19, 2025 (together with the warrants issued on December 19, 2025, the "Warrants").

The number of shares of Class A Common Stock reported as beneficially owned herein represents (i) 3,012,048 shares of Class A Common Stock issuable upon conversion of $5,000,000 in aggregate principal amount of Convertible Notes (assuming the issuance of Additional Convertible Notes in two tranches of $1,000,000 each at the election of the Trust) at the conversion price of $1.66 per share, (ii) 3,707,457 shares of Class A Common Stock issuable upon exercise of the Warrants issued on December 19, 2025, which become exercisable on June 19, 2026 and are thus deemed beneficially owned herein for the first time as of April 20, 2026, and (iii) 839,160 shares of Class A Common Stock issuable upon exercise of additional Warrants to potentially be issued in connection with the issuance of up to $2,000,000 in Additional Convertible Notes at the election of the Trust, which become exercisable on June 19, 2026 and are thus deemed beneficially owned herein for the first time as of April 20, 2026, for a total of 7,558,665 shares of Class A Common Stock.

The source of funds for the Trust to purchase the Notes in the aggregate principal amount of $10,000,000 was cash held by the Trust at the time of the Financing. It is anticipated that if the Trust purchases any Additional Convertible Notes or exercises any of the Warrants, the source of funds for the Trust to purchase the Additional Convertible Notes or to exercise such Warrants will be cash held by the Trust at the time of such purchase. No additional consideration will be paid upon any conversion of the Convertible Notes into shares of Class A Common Stock or upon the issuance of any additional Warrants.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of the Original Schedule 13D and Item 3 of this Amendment are incorporated herein by reference. Each of the Reporting Persons beneficially owns 7,558,665 shares of Class A Common Stock, which number includes (i) 3,012,048 shares of Class A Common Stock issuable upon the conversion of $5,000,000 in aggregate principal amount of Convertible Notes (including $2,000,000 in Additional Convertible Notes that the Trust has the present, discretionary right to purchase under the Convertible Note Purchase Agreement) at a conversion price of $1.66 per share, and (ii) 4,546,617 shares of Class A Common Stock issuable upon the exercise of all Warrants at an exercise price of $2.00 per share (including 839,160 shares issuable upon the exercise of additional Warrants that the Company is contractually obligated to issue to the Trust upon the Trust's purchase of Additional Convertible Notes). The shares described in clauses (i) and (ii) are deemed beneficially owned by the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, because the Trust has the right to acquire beneficial ownership of such shares within 60 days of April 20, 2026, through a chain of rights entirely within the Trust's control, including (a) the Trust's discretionary right to purchase the Additional Convertible Notes at any time under the Convertible Note Purchase Agreement, (b) the Company's contractual obligation to issue the additional Warrants upon such purchase, (c) the Trust's right to convert all Convertible Notes into shares of Class A Common Stock at any time and (d) the exercisability of all Warrants beginning on June 19, 2026, which is within 60 days of April 20, 2026. The shares of Class A Common Stock beneficially owned by the Reporting Persons represents 20.1% of the shares of Class A Common Stock issued and outstanding, which calculation is based on 28,478,880 shares of Class A Common Stock of the Company issued and outstanding as of December 19, 2025, which was the date of the closing of the Financing. Each of Mr. Barach and Ms. Barach disclaims beneficial ownership of the shares of Class A Common Stock owned by the Trust, except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of the Original Schedule 13D and Item 3 of this Amendment are incorporated herein by reference. None of the Reporting Persons has the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of, any of the shares of Class A Common Stock owned by such Reporting Person. Each Reporting Person shares with the other Reporting Persons the power to vote or to direct the vote, or the power to dispose or to direct the disposition of, all 7,558,665 shares of Class A Common Stock owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: None of the Reporting Persons had any transactions in the Class A Common Stock (or securities convertible into or exercisable for shares of Class A Common Stock) during the past 60 days, except as described and referenced in Item 3 of this Amendment. There have been no acquisitions or dispositions of Class A Common Stock by the Reporting Persons since December 19, 2025, other than the Financing described in Item 3.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 Joint Filing Agreement, dated as of April 21, 2026, by and among Philip & Daniele Barach Family Trust, Philip A. Barach and Daniele Barach.

## Signatures
- PHILIP & DANIELE BARACH FAMILY TRUST: /s/ Philip A. Barach, Philip A. Barach, Trustee of the Trust (04/22/2026)
- PHILIP A. BARACH: /s/ Philip A. Barach, Philip A. Barach (04/22/2026)
- DANIELE BARACH: /s/ Daniele Barach, Daniele Barach (04/22/2026)